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                                                FILED PURSUANT TO RULE 424(b)(3)
                                           REGISTRATION STATEMENT NO. 333-140178

                        RAPTOR NETWORKS TECHNOLOGY, INC.

                 PROSPECTUS SUPPLEMENT NO. 2 DATED AUGUST 2, 2007
                         TO PROSPECTUS DATED MAY 1, 2007

         The prospectus of Raptor Networks Technology, Inc. (the "Company," "we," "us," "our") dated May 1, 2007 (File No. 333-140178), as previously supplemented by prospectus supplement no. 1 dated May 15, 2007, is further supplemented to include the following new or updated information:

CONVERTIBLE NOTE FINANCING
--------------------------

         On July 31, 2007, the Company entered into a Securities Purchase Agreement and a Registration Rights Agreement with three institutional accredited investors listed on the schedule of buyers to the Securities Purchase Agreement (individually, an "Investor" and collectively, the "Investors"), in connection with a private placement transaction providing for, among other things, the issuance of Senior Secured Convertible Notes (the "Notes") for aggregate gross proceeds of $3.5 million and warrants to purchase up to an aggregate of 6,047,886 shares of the Company's $0.001 par value per share Common Stock ("Common Stock"). The agreements include the Securities Purchase Agreement, the Notes, Series N Warrants, Series O Warrants and Series P Warrants to Purchase Common Stock (the Series N Warrants, the Series O Warrants and the Series P Warrants are, collectively, the "Warrants"), the Registration Rights Agreement, and various ancillary certificates, disclosure schedules and exhibits in support thereof, each, except for the Securities Purchase Agreement and the Registration Rights Agreement, dated August 1, 2007. The following is a brief summary of each of those agreements. These summaries are not complete, and are qualified in their entirety by reference to the full text of the agreements or forms of the agreements. Readers should review those agreements or forms of agreements for a more complete understanding of the terms and conditions associated with this transaction. In addition, the Company previously entered into private placement transactions with these same Investors in July 2006 and January 2007, the terms of which are described in reports previously filed by the Company with the Securities and Exchange Commission ("Commission").

         Securities Purchase Agreement
         -----------------------------

         The Securities Purchase Agreement provides for the purchase by the Investors and the sale by the Company of the Notes in the aggregate principal amount of $3.5 million and the Warrants to purchase Common Stock. The Securities Purchase Agreement contains representations and warranties of the Company and the Investors which are typical for transactions of this type. The representations and warranties made by the Company in the Securities Purchase Agreement are qualified by reference to certain exceptions contained in disclosure schedules delivered to the Investors. Accordingly, the representations and warranties contained in the Securities Purchase Agreement should not be relied upon by third parties who have not reviewed those disclosure schedules and the documentation surrounding the transaction as a whole.

         The Securities Purchase Agreement contains covenants on the part of the Company which are typical for transactions of this type, as well as the following covenants:


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              o    The Company will use the estimated net proceeds approximately as follows:

                           Funding of operations                   $ 1,750,000

                           Capital expenditures                    $   250,000

                           Working capital                         $ 1,200,000

              o The Company will not, while the Notes are outstanding, directly or indirectly redeem or pay any cash dividend or distribution on the Company's Common Stock, without the consent of the holders of the Notes.

              o For so long as any Investor beneficially owns any Notes, Warrants or shares of Common Stock issued upon the conversion of the Notes or exercise of the Warrants, the Company will not issue any additional Notes or any form of convertible, exchangeable or exercisable securities with a price that varies or may vary with the market price of the Common Stock.

              o Other than limited exceptions pursuant to the Registration Rights Agreement, until August 1, 2008, the Company will not file any registration statements other than on behalf of the Investors.

              o Until August 1, 2008, the Company will not conduct any other securities offerings or be party to any solicitations, negotiations or discussion regarding any other securities offerings, except for offerings solely to one or more of the Investors in which each Investor was given the opportunity to participate pro rata based on the aggregate original principal amount of the Notes.

              o Until August 1, 2009, the Company will offer the Investors the opportunity to participate in any subsequent securities offerings by the Company.

              o If the common stock is listed on a market other than the OTC Bulletin Board and the issuance of the shares underlying the Notes and Warrants would exceed the number of shares of common stock the Company may issue under the rules and regulation of such other market, then the Company will seek stockholder approval as required by such other market to permit the listing of all of the shares underlying the Notes and Warrants within 75 days and if, despite the Company's best efforts, stockholder approval is not obtained, continue to seek stockholder approval every six months thereafter until such stockholder approval is obtained or the Notes are no longer outstanding.

         The Securities Purchase Agreement also obligates the Company to indemnify the Investors and other holders of the securities issued to them for certain losses resulting from (1) any misrepresentation or breach of any representation or warranty made by the Company, (2) any breach of any obligation of the Company, and (3) certain third party claims.

         Senior Convertible Note
         -----------------------

         REPAYMENT

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         The Notes have an aggregate principal amount of $3.5 million and are convertible into shares of the Company's Common Stock at an initial conversion price of $1.2029 per share, subject to adjustment as described below (the "Conversion Price"). The Notes mature on August 1, 2010 (the "Maturity Date"), which date may be extended at the option of the Investors as described below. The entire outstanding principal balance and any outstanding fees or interest shall be due and payable in full on the Maturity Date. The Notes bear interest at the rate of 9.25% per annum, which rate may be increased to 15% upon the occurrence of an event of default (as described below). Interest on the Notes is payable quarterly beginning on October 1, 2007.

         The Maturity Date with respect to all or any portion of the amounts due under the Notes may be extended at the option of the Investors (i) for so long as an event of default is continuing or for so long as an event is continuing that if not cured and with the passage of time would result in an event of default, (ii) in connection with a change of control of the Company, to a date within ten days after the change in control and (iii) for up to two years after the Maturity Date.

         SECURITY INTEREST

         No later than August 16, 2007, the Company and its wholly owned subsidiary, Raptor Networks Technology, Inc., a California corporation, must enter into a security agreement and related documents ("Security Documents") granting the Investors a first priority perfected security interest in all of the assets and properties of the Company and its subsidiary, including the stock of its subsidiary, to secure the Company's obligations under the Notes.

         CONVERSION

         The Notes are convertible at the option of the holders into shares of the Company's Common Stock at an initial Conversion Price of $1.2029 per share, subject to adjustment for stock splits, combinations or similar events. The Conversion Price is also subject to a "full ratchet" anti-dilution adjustment which, in the event that the Company issues or is deemed to have issued certain securities at a price lower than the then applicable Conversion Price, immediately reduces the Conversion Price to equal the price at which the Company issues or is deemed to have issued its Common Stock.

         Subject to certain conditions, including without limitation the shares of Common Stock to be issued upon such a conversion being covered by an effective registration statement, the Company may require the Investors to convert up to 50%, subject to certain limitations, or up to 100%, of the Notes at any time when the shares of the Company's Common Stock are trading at or above $1.80435 per share in the case of a conversion of up to 50% of the Notes or at or above $2.105075 per share in the case of a conversion of up to 100% of the Notes (a "Mandatory Conversion"). The Notes contain certain limitations on optional and mandatory conversion. For example, they provide that no conversion may be made if, after giving effect to the conversion, the Investor would own in excess of 4.99% of the Company's outstanding shares of Common Stock. This percentage may, however, be raised or lowered to an amount not to exceed 9.99%, at the option of the Investor, upon 61-days' prior notice to the Company.

         The Notes impose penalties on the Company for any failure to timely deliver any shares of its Common Stock issuable upon conversion.

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         EVENTS OF DEFAULT

         The Notes contain a variety of events of default which are typical for transactions of this type, as well as the following events:

              o The failure of any registration statement required by the Registration Rights Agreement to be declared effective by the Commission within 60 days after the date required by the Registration Rights Agreement or the lapse or unavailability of such registration statement for more than 10 consecutive days or more than an aggregate of 30 days in any 365-day period (other than certain allowable grace periods).

              o The suspension from trading or failure of the Common Stock to be listed for trading on the OTC Bulletin Board or another eligible market for more than 5 consecutive trading days or more than an aggregate of 10 trading days in any 365-day period.

              o The failure to issue shares upon conversion of a Note for more than 10 business days after the relevant conversion date or a notice of the Company's intention not to comply with a request for conversion.

              o The failure for 10 consecutive business days to have reserved for issuance the full number of shares issuable upon conversion in accordance to the terms of the Notes.

              o The breach of any representation, warranty, covenant or term of the Securities Purchase Agreement, Notes, Warrants, or Registration Rights Agreement, or if such breach is curable, if not cured within 10 business days.

              o The Company's breach of or failure to perform under the Securities Documents, or if such breach is curable and does not cause the Investors' first priority security interest to cease, if not cured within 10 business days.

              o The invalidity of any material provision of the Security Documents or if the enforceability of validity of any material provision of the Security Documents is contested by the Company.

              o The failure of the Security Documents to perfect or maintain the Investors' first priority security interest.

         If there is an event of default, then the Investors have the right to redeem all or any portion of the Notes, at the greater of (i) up to 125% of the sum of the outstanding principal, interest and late fees, depending on the nature of the default, and (ii) the product of (a) the lower of (1) the closing sale price for the Company's Common Stock on the date immediately preceding the event of default, (2) closing sale price for the Company's Common Stock on the date immediately after the event of default and (3) the closing sale price for the Company's Common Stock on the date an Investor delivers its redemption notice for such event of default, multiplied by (b) 200% of the number of shares into which the Notes (including all principal, interest and late fees) may be converted.

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         FUNDAMENTAL TRANSACTIONS

         The Notes prohibit the Company from entering into certain transactions involving a change of control, unless the successor entity is a public company and it assumes in writing all of the obligations of the Company under the Notes and the other transaction documents.

         In the event of such a transaction, the Investors have the right to force redemption of the Notes, at the greater of (i) 200% of the sum of the principal and interest and late fees, and (ii) the product of (x) 200% of the sum of the amount of principal, interest and late fees to be redeemed and (y) the quotient determined by dividing (A) the closing sale price of the Company's Common Stock after the announcement of a change of control by (B) the conversion price.

         CONVERSION AND REDEMPTION

         At any time on or after August 1, 2010, the Investors may accelerate the partial payment of the Notes by requiring that the Company convert, or at the option of the Company, redeem in cash, up to an amount equal to 20% of the aggregate dollar trading volume of the Company's Common Stock over the prior 20 trading day period. When the Company uses Common Stock to make the acceleration payment, the Company shall deliver shares to the Investors in an amount equal to the principal amount divided by the lower of the Conversion Price or a 10.0% discount to the volume weighted average price of the Company's Common Stock during a certain measuring period prior to the payment date; provided that the discount will be reduced to 7.5% if the volume weighted average price during the measuring period is above $1.00 per share.

         COVENANTS

         The Notes contain a variety of covenants on the part of the Company, which are typical for transactions of this type, as well as the following covenants:

              o The Company will at all times reserve a number of shares equal to 130% of the number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants.

              o The Company will not incur other indebtedness, except for certain permitted indebtedness.

              o The Company will not incur any liens, except for certain permitted liens.

              o The Company will not, directly or indirectly, redeem or repay all or any portion of any permitted indebtedness if at the time such payment is due or is made or, after giving effect to such payment, an event constituting, or that with the passage of time and without being cured would constitute, an event of default has occurred and is continuing.

              o The Company will not redeem, repurchase or pay any dividend or distribution on its Common Stock or any other capital stock without the consent of the Investors holding a majority of the aggregate outstanding principal of the Notes.

         PARTICIPATION RIGHTS

         The holders of the Notes are entitled to receive any dividends paid or distributions made to the holders of the Company's Common Stock on an "as if converted" to Common Stock basis.

         LIMITATIONS ON TRANSFER

         The Notes may be sold, assigned or transferred by the Investors without the Company's consent but subject to contain customary limitations on transfer which are typical for transactions of this type.

         PURCHASE RIGHTS

         If the Company issues options, convertible securities, warrants or similar securities to holders of its Common Stock, the holders of the Notes shall have the right to acquire the same as if it had converted its Note.

         Warrants
         --------

         The Series N Warrants and Series P Warrants are immediately exercisable and, in the aggregate, entitle the holders thereof to purchase up to 2,909,636 shares and 1,246,987 shares, respectively, of the Company's Common Stock. The Series O Warrants become exercisable only upon a Mandatory Conversion, if any, based on the amount of principal subject to the Mandatory Conversion and, in the aggregate, entitle the holders thereof to purchase up to 1,891,263 shares of the Company's Common Stock. The Series N Warrants, the Series O Warrants and the Series P Warrants each have an initial exercise price of $1.2029 per share. The Series N Warrants and the Series O Warrants expire on the earlier of August 1, 2016 or seven years after the date all of the shares issuable upon conversion of the Notes in full have been included on one of more registration statements declared effective by the Commission. The Series P Warrants expire on the earlier of the Maturity Date (as may be extended by the Investors as described above) and the date the Company has satisfied its payment obligations under the warrant holder's Note.

         Similar to the Notes, the Warrants require payments to be made by the Company for failure to deliver the shares of Common Stock issuable upon exercise. The Warrants also contain similar limitations on exercise, including the limitation that the Investors may not exercise their Warrants to the extent that upon exercise such Investor, together with such Investor's affiliates, would own in excess of 4.99% of the Company's outstanding shares of Common Stock (subject to an increase or decrease, upon at least 61-days' notice by an Investor to the Company, of up to 9.99%).

         ANTI-DILUTION PROTECTION

         The exercise price of the Warrants and the number of shares issuable upon exercise of the Warrants are subject to adjustments for stock splits, combinations or similar events. In addition, the exercise price of the Warrants is also subject to a "full ratchet" anti-dilution adjustment which, in the event that the Company issues or is deemed to have issued certain securities at a price lower than the then applicable exercise price, immediately reduces the exercise price of the Warrants to equal the price at which the Company issues or is deemed to have issued its Common Stock.

         FUNDAMENTAL TRANSACTIONS

         The Company may not enter into a transaction involving a change of control unless the successor entity assumes the obligations of the Company under the Warrants and the successor entity is a publicly traded corporation whose common stock is quoted on or listed on one of the exchanges specified in the Warrants. Upon the occurrence of a transaction involving a change of control, the holders of the Warrants will have the right, among others, to have the Warrants repurchased for a purchase price in cash equal to the Black-Scholes value (as calculated pursuant to the Warrants) of the then unexercised portion of the Warrants.

         PURCHASE RIGHTS

         If the Company issues options, convertible securities, warrants, stock, or similar securities to holders of its Common Stock, the holders of the Warrants shall have the right to acquire the same as if it had exercised its Warrants.

         Registration Rights Agreement
         -----------------------------

         The Registration Rights Agreement grants the Investors holding a majority of the securities covered by the Registration Rights Agreement the right to request that the Company withdraw the registration statement on Form SB-2 to which this prospectus supplement no. 2 relates (Commission File No. 333-140178) (the "Current Registration Statement"). The Current Registration Statement covers shares underlying senior convertible notes issued to the Investors in previous private placement transactions that occurred in July 2006 and January 2007. After the Company has been requested to withdraw the Current Registration Statement, any Investor may request that the Company file a new registration statement ("Initial Registration Statement") covering shares of Common Stock underlying the Notes and Warrants up to the maximum allowable amount permitted by the Commission. The Company is required to file the Initial Registration Statement with the Commission within 30 days of receiving the Investor request, provided that the filing date shall not be earlier than (i) September 30, 2007, (ii) the date that is 30 days after substantially all of the shares covered by the Current Registration Statement have been sold, and (iii) the date that is 30 days after the withdrawal of effectiveness of the Current Registration Statement is effective with the Commission.

         If all of the shares of Common Stock underlying the Notes and Warrants are not covered by the Initial Registration Statement (whether by decision or rule of the Commission or for another reason), upon the request of an Investor the Company is required to file additional registration statements (each an "Additional Registration Statement") to cover the remaining shares underlying the Notes and Warrants up to the maximum allowable amount permitted by the Commission. The Investors may make a request for the filing of an Additional Registration Statement any time on or after the later of (i) five months after the effective date of the most recent registration statement covering shares underlying the Notes or Warrants and (ii) 30 days after the date substantially all of the shares covered by the most recent registration statement covering shares underlying the Notes or Warrants have been sold. The Company is required to file each Additional Registration Statement within 30 days of receiving the Investor request. The Company's obligation to file Additional Registration

Statements shall continue until all of the shares of Common Stock underlying the Notes and Warrants have been covered by one or more registration statements declared effective by the Commission or until all of the shares of Common Stock underlying the Notes and Warrants not previously registered may be sold by the Investors without restriction pursuant to Rule 144(k) promulgated under the Securities Act of 1933, as amended.

         The Initial Registration Statement and each Additional Registration Statement must be declared effective by the Commission within 60 days (or within 90 days if the registration statement is reviewed by the Commission) of their respective filing date or filing deadline, whichever comes first. Subject to certain grace periods, the Initial Registration Statement and each Additional Registration Statement must remain effective and available for use until the earlier of the date the Investors can sell all of the securities covered by the registration statement without restriction pursuant to Rule 144(k) and the date all such securities have been sold pursuant to the registration statement. If the Company fails to meet the filing or effectiveness requirements of the Initial Registration Statement or any Additional Registration Statement, subject to certain grace periods, the Company is required to pay liquidated damages of $70,000 on the date of such failure and on every 30th day thereafter until such failure is cured. The total penalties payable by the Company for its failure to meet these filing and effectiveness requirements are capped at $437,500. The Registration Rights Agreement provides for customary indemnification for the Company and the Investors.

         If permitted by the Commission, the Company may also include shares of Common Stock underlying the notes and warrants issued to the Investors in the July 2006 and January 2007 private placements in the Initial Registration Statement or an Additional Registration Statement, including without limitation shares that may be covered by the Current Registration Statement.


LETTER AGREEMENTS REGARDING EARLIER NOTES
-----------------------------------------

         As previously disclosed in reports filed by the Company with the Commission, the Company entered into Amendment and Exchange Agreements, dated as of January 18, 2007, with the Investors, which were subsequently amended and restated on January 22, 2007 pursuant to Amended and Restated Amendment and Exchange Agreements between the Company and the Investors. The agreements provided for, among other things, the issuance by the Company of senior convertible notes ("Earlier Notes"), Series L-1 Warrants, Series M-1 Warrants, Series L-2 Warrants and Series M-2 Warrants.

         As described in previous reports filed with the Commission, subject to certain conditions, the Company may require the Investors to convert all or a portion of the principal amounts of the Earlier Notes into shares of the Company's Common Stock (an "Earlier Note Mandatory Conversion") at a conversion price of $0.43948 per share (this initial conversion price is subject to adjustment based on the future market price of the Common Stock or future issuances or deemed issuances of the Company's Common Stock at a price per share less than the conversion price). Among the conditions required under the terms of the Earlier Notes in order for the Company to effect an Earlier Note Mandatory Conversion were that:

      o a registration statement filed with the SEC covering the shares of Common Stock issuable upon exercise of any Series M-1 Warrants or Series M-2 Warrants be effective and available for the resale of those shares of Common Stock; and

      o the Company has no knowledge of any fact that would cause the registration statement covering the shares of Common Stock issuable upon exercise of any Series M-1 Warrants or Series M-2 Warrants or issued upon any Earlier Note Mandatory Conversion not be to effective and available for the resale of those shares of Common Stock.

         Effective as of July 9, 2007, each of the Investors entered into letter agreements with the Company waiving the Earlier Note Mandatory Conversion conditions described in the bullet points above in connection with one or more Earlier Note Mandatory Conversions effected by the Company prior to September 30, 2007, so long as (i) the registration statement on Form SB-2 to which this prospectus supplement no. 2 relates (Commission File No. 333-140178) is effective and available for resale of the Common Stock covered by the registration statement, (ii) there is no Grace Period (as defined in the Amended and Restated Registration Rights Agreement entered into in connection with the Amendment and Exchange Agreements) continuing at the time of such Earlier Note Mandatory Conversion, (iii) the shares of Common Stock to be issued upon the Earlier Note Mandatory Conversion are covered by a registration statement filed with the SEC that is effective and available for the resale of those shares of Common Stock, and (iv) in the case of one of the Investors, no portion of its Earlier Note dated July 31, 2006 is subject to an Earlier Note Mandatory Conversion unless concurrent with or prior thereto the entire principal balance, and all other payment obligations, under its Earlier Note dated January 19, 2007 have been satisfied in full (by means of an Earlier Note Mandatory Conversion or by other means).

         The Registration Rights Agreement grants the Investors holding a majority of the securities covered by the Registration Rights Agreement the right to request that the Company withdraw the registration statement on Form SB-2 to which this prospectus supplement no. 2 relates (Commission File No. 333-140178) (the "Current Registration Statement"). The Current Registration Statement covers shares underlying senior convertible notes issued to the Investors in previous private placement transactions that occurred in July 2006 and January 2007. After the Company has been requested to withdraw


         The letter agreements also waived the requirement that the principal amount of each Earlier Note eligible to be converted upon an Earlier Note Mandatory Conversion be limited to an amount equal to a portion of the aggregate dollar trading volume of the Common Stock on the OTC Bulletin Board over the twenty consecutive trading day period immediately prior to the date the Company elected the Earlier Note Mandatory Conversion. However, among other limitations and conditions, the Company's ability to effect an Earlier Note Mandatory Conversion remains subject to a limitation that an Investor may not beneficially own in excess of 4.99% of the Company's outstanding shares of Common Stock (subject to an increase or decrease, upon at least 61-days' notice by an Investor to the Company, of up to 9.99%) and subject to the requirement that the shares of Common Stock issued to Investors upon an Earlier Note Mandatory Conversion must be issued pro rata among the Investors based on the original principal amount of the Earlier Notes held by each Investor. On June 1, 2007, Castlerigg Master Investments Ltd. gave notice to the Company of its request to increase its maximum beneficial ownership percentage to 9.99%. This increase became effective on August 1, 2007.

         As also described in the previous reports, generally the principal amount of the Earlier Notes is to be repaid in monthly installments beginning May 1, 2007. The amount of each monthly installment ("Installment Amount") is to be equal to the quotient of (a) the aggregate outstanding principal of the Earlier Notes divided by (b) the number of months until the maturity date. Installment Amounts generally are to be paid in shares of the Company's Common Stock or, at the option of the Company, in cash or a combination of cash and shares of Common Stock, subject to the satisfaction of various conditions to payment in shares of Common Stock.

         Effective as of August 1, 2007, each of the Investors entered into letter agreements with the Company waiving a portion of the conditions to make payments in shares of Common Stock under certain circumstances as described below, depending upon whether the Common Stock to be issued upon conversion of the Installment Amount is included on an effective registration statement filed pursuant to the January 18, 2007 Amended and Restated Registration Rights Agreement.

         The letter agreements provide that in connection with one or more Company conversions of an Installment Amount:

              o if the Common Stock is included on such a registration statement but the registration statement is not then effective because it has been withdrawn pursuant to an Investor withdrawal request made pursuant to the Registration Rights Agreement dated July 31, 2007; or

              o if the Common Stock is not included on such a registration statement but the Company is then in compliance with its registration obligations under the Registration Rights Agreement dated July 31, 2007, then the conditions requiring the existence of an effective registration statement at the time of the Company conversion will be deemed waived if the Company delivers to the Investors the required notice of its intention to effect a Company conversion five (5) trading days earlier than such notice would otherwise be due.

         The descriptions of documents and agreements in this prospectus supplement no. 2 are qualified by reference to the complete text of the documents and agreements described. However, those documents and agreements, including without limitation the representations and warranties contained in those documents, are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company's reports under the Securities Exchange Act of 1934, as amended.


                     (end of prospectus supplement no. 2)